JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 24th day of November 2025 by and among Russell Investment Company, Russell Investment Funds, Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit Fund and Russell Investments Exchange Traded Funds (each, a “Trust” and collectively, the “Trusts”).

W I T N E S S E T H:

WHEREAS, each Trust is a management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, each Trust must purchase and maintain a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which such Trust is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.

Description of Bond. Travelers Casualty and Surety Company of America, a reputable fidelity insurance company, has issued a joint fidelity bond in the amount of $6,200,000 (which may be increased from time to time), which designates each of the Trusts as named insureds (the “Bond”).

2.

Premium. Each Trust agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Trust would pay for separate fidelity bond coverage.

3.

Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by a Trust, such Trust shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which the Trust would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

4.

Notices. Each Trust shall, within ten days after making any claim under the Bond, provide the other Trusts with written notice of the amount and nature of such claim. Each Trust shall, within ten days after the receipt thereof, provide the other Trusts with written notice of the terms of settlement of any claim made under the Bond by such Trust.

5.	Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

6.

Amendment. This Agreement may be amended by the parties hereto only if such amendment is approved by the board of trustees of each Trust and such amendment is set forth in a written instrument executed by each Trust.

7.	Governing Law. This Agreement shall be construed in accordance with the laws of the State of Washington.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

RUSSELL INVESTMENT COMPANY

By:	/s/Ross Erickson
Name: Ross Erickson
Title: Treasurer, Chief Financial Officer and Chief Accounting Officer

RUSSELL INVESTMENT FUNDS

By:	/s/Ross Erickson
Name: Ross Erickson
Title: Treasurer, Chief Financial Officer and Chief Accounting Officer

RUSSELL INVESTMENTS EXCHANGE TRADED FUNDS

By:	/s/Ross Erickson
Name: Ross Erickson
Title: Treasurer, Chief Financial Officer and Chief Accounting Officer

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

By:	/s/Ross Erickson
Name: Ross Erickson
Title: Treasurer, Chief Financial Officer and Chief Accounting Officer

RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

By:	/s/Ross Erickson
Name: Ross Erickson
Title: Treasurer, Chief Financial Officer and Chief Accounting Officer